EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended February 2, 2013 and for the quarters ended May 25, 2013 and May 19, 2012.

	May 25,	May 19,	February 2,	January 28,	January 29,	January 30,	January 31,
	2013	2012	2013	2012	2011	2010	2009
	(16 weeks)	(16 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$750	$673	$2,302	$843	$1,734	$589	$1,967
Fixed charges	239	251	823	794	826	881	872
Capitalized interest	(1)	(1)	(3)	(6)	(7)	(10)	(11)

Pre-tax earnings before fixed charges	$988	$923	$3,122	$1,631	$2,553	$1,460	$2,828

Fixed charges:
Interest	$130	$142	$465	$441	$455	$512	$496
Portion of rental payments deemed to be interest	108	109	358	353	371	369	376

Total fixed charges	$238	$251	$823	$794	$826	$881	$872

Ratio of earnings to fixed charges	4.2	3.7	3.8	2.1	3.1	1.7	3.2